^form 13G
AMMEND#
1
STOCK_NAME
National Media Corp.
CLASS
Common
CUSIP
636919102
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
TYPE REPORTING
IA
STOCK_NAME
National Media Corp.
STOCK_ADDRESS
1700 Walnut Street, Philadelphia, PA  19103
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
636919102
BENEFICIALLY
18,400
PERCENT
0.08%
^page
SOLE
18,400
SHARED
0
SOLE_DISPOSE
18,400
SHARED_DISPOSE
0
CHECK
x
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page